DRAFT 1/21/11

del Rey Global Investors Funds - Trustee Information

Information on Trustees and Officers

     The Board of Trustees of the Fund (the “Board”) consists of four individuals (each a “Trustee”), three of whom are not “interested persons” of the Fund as defined in the Investment Company Act (the “Independent Trustees”). The Board has overall responsibility for the oversight of the Fund. The Chairman of the Board is an interested person of the Fund, and the Chairman of each Board committee (each, a “Committee”) is an Independent Trustee. There is no lead Independent Trustee of the Board owing to the relatively small size of the Board. The Board has two standing Committees: an Audit Committee and a Nominating and Corporate Governance Committee. The Chairman of the Board’s role is to preside at all meetings of the Board, and to act as a liaison with service providers, officers, attorneys, and other Trustees generally between meetings. The Chairman of each Committee performs a similar role with respect to the Committee. The Chairman of the Board or a Committee may also perform such other functions as may be delegated by the Board or the Committee from time to time. The Independent Trustees will meet regularly outside the presence of Fund management, in executive session or with other service providers to the Fund. The Board has committed to regular meetings four times a year, and may hold special meetings if required before its next regular meeting. Each Committee will meet regularly to conduct the oversight functions delegated to that Committee by the Board and report its findings to the Board. The Board and each standing Committee will conduct annual assessments of their oversight function and structure. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise independent judgment over management and to allocate areas of responsibility among Committees and the full Board to enhance effective oversight.

     The Board has engaged the Manager to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Manager, other service providers, the operations of the Fund and associated risk in accordance with the provisions of the Investment Company Act, state law, other applicable laws, the Fund’s charter, and the Fund’s investment objectives and strategies. The Board will review, on an ongoing basis, the Fund’s performance, operations, and investment strategies and techniques. The Board will also conduct reviews of the Manager and its role in running the operations of the Fund.

     Day-to-day risk management with respect to the Fund is the responsibility of the Manager or other service providers (depending on the nature of the risk), subject to the supervision of the Manager. The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. While there are a number of risk management functions performed by the Manager or other service providers, as applicable, it is not possible to eliminate all of the risks applicable to the Fund. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and Committee activities. The Board, directly or through a Committee, will also review reports from, among others, management, the independent registered public accounting firm for the Fund and any internal audits or internal control reports for the Fund’s service providers, as appropriate, regarding risks faced by the Fund and management’s or the service provider’s risk functions. The Committee system facilitates the timely and efficient consideration of matters by the Trustees, and facilitates effective oversight of compliance with legal and regulatory requirements and of the Fund’s activities and associated risks. The Board has appointed a Chief Compliance Officer, who will oversee the implementation and testing of the Fund’s compliance program and will report to the Board regarding compliance matters for the Fund and their service providers. The Independent Trustees have engaged independent legal counsel to assist them in performing their oversight responsibilities.

     The members of the Audit Committee are David G. Chrencik, Roger Hartley and Guy Talarico, all of whom are Independent Trustees. The initial chairman of the Audit Committee is David G. Chrencik. The principal responsibilities of the Audit Committee are to approve the selection, retention, termination and compensation of the Fund’s independent registered public accounting firm (the “independent auditors”) and to oversee the independent auditors’ work. The Audit Committee’s responsibilities include, without limitation, to (1) evaluate the qualifications and independence of the independent auditors; (2) approve all audit engagement terms and fees for the Fund; (3) review the conduct and results of each independent audit of the Fund’s financial statements; (4) review with the independent auditor any audit problems or difficulties encountered during or related to the conduct of the audit; (5) review with the independent auditors and service providers the Fund’s internal control structure and any periodic assessments and evaluations of the internal controls of the Fund with respect to accounting and financial matters, including recommendations for improvement; (6) oversee policies, procedures and controls regarding valuation of the Fund’s investments; and (7) resolve any disagreements between Fund management and the independent auditors regarding financial reporting. The Board has adopted a written charter for the Audit Committee.

     The members of the Nominating and Corporate Governance Committee (the “Governance Committee”) are David G. Chrencik, Roger Hartley and Guy Talarico, all of whom are Independent Trustees. The initial chairman of the Governance Committee is Guy Talarico. The principal responsibilities of the Governance Committee are, without limitation, to (1) identify individuals qualified to serve as Independent Trustees of the Fund and recommend Independent Trustee nominees for election by shareholders or appointment by the Board; (2) advise the Board with respect to Board composition, procedures and committees; (3) oversee periodic self-assessments of the Board and committees of the Board; (4) review and make recommendations regarding Independent Trustee compensation; (5) monitor corporate governance matters, develop appropriate recommendations to the Board and assess ongoing adherence to industry corporate governance best practices; and (6) make recommendations to the Board regarding executive and trustee compensation practices. The Governance Committee may consider nominations for the office of Trustee made by Fund shareholders as it deems appropriate. Fund shareholders who wish to recommend a nominee should send nominations to the Secretary of the Fund that include biographical information and set forth the qualifications of the proposed nominee. Compensation paid to the Independent Trustees will be subject to approval of the Governance Committee. The Board has adopted a written charter for the Governance Committee.

     The charter for the Governance Committee adopted by the Board includes policies that describe the experience, qualifications, skills and attributes that are necessary and desirable for potential Independent Trustee candidates. The Board believes that each Independent Trustee satisfied, at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by these policies. Furthermore, in determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, is controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, skills, attributes and qualifications, which allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders. Among the attributes common to all Trustees is their substantial experience, work experience or relationships that contribute to the overall effectiveness of the Board, their educational background or professional training, and their ongoing commitment and willing participation in Board and committee meetings.

Information about the specific experience, skills, attributes and qualifications of each Trustee, which in each case led to the Board’s conclusion that the Trustee should serve (or continue to serve) as a trustee of the Fund, is provided below, in “Biographical Information.”

Biographical Information

     Certain biographical and other information relating to the Trustees of the Fund is set forth below, including their age, their principal occupations for at least the last five years, the length of time served in their position with the Fund and any public directorships. The address for each of the Trustees is 6701 Center Drive West, Suite 655, Los Angeles, CA 90045.

Name and Age	Position With Fund	Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships/ Trusteeships Held
INTERESTED TRUSTEES
Gerald W. Wheeler* (47)	Chairman of the Board, President, Chief Financial Officer and Secretary	Since 2011

del Rey Global Investors, LLC, Managing Member, Chief Operating Officer and Chief Compliance Officer, March 2010 - present; Ivory Investment Management, L.P., Principal and General Counsel, June 2006 - March 2010; NWQ Investment Management Company, LLC, Managing Director,
General Counsel and Chief Compliance Officer, September 2005 - June 2006.

				One	None
INDEPENDENT TRUSTEES
David G. Chrencik (62)	Trustee	Since 2011	GeoGreen Biofuels, Inc., Vice President, Finance, Chief Financial Officer and Secretary, May 2010 - present; PricewaterhouseCoopers LLP, Partner, July 1972 - June 2009.	One	None
Roger Hartley (50)	Trustee	Since 2011

Mitchell Hartley Advisers, Managing Member, December 2009 - present; Sarus Capital Management, Advisory Board Member, May 2009 - present; Coast Asset Management, Chief Operating Officer, December 2007 - February 2009, and Board Member August 2008 - February 2009; Jefferies & Co., Managing Director, July 2007 - December 2007; Putnam Lovell NBF, Managing Director, 2002 - July 2007.

				One	None
Guy F. Talarico (55)	Trustee	Since 2011

Alaric Compliance Services, Chief Executive Officer, December 2005 - present. EOS Compliance Services, co-CEO June 2004 to December 2005; Senior Director Investors bank and Trust, February 2001 to June 2004; Division Executive JPMorgan-Chase October 1986 to February 2001.

				One	None

* Mr. Wheeler is an interested person of the Fund because he is an executive officer and a managing member of the Manager.

Certain biographical and other information relating to the officers of the Fund that are not Trustees is set forth below, including their age, their principal occupations for at least the last five years and the length of time served in their position with the Fund:

Name and Age	Position With Fund	Length of Time Served	Principal Occupation(s) During Past Five Years
OFFICERS
Paul J. Hechmer (45)	Chief Executive Officer; Portfolio Manager	Since 2011

del Rey Global Investors, Managing Member, Chief Executive Officer and Chief Investment Officer, September 2009 - present; Tradewinds Global Investors, LLC, Managing Member, January 2006 - June 2009; NWQ Investment Management Company, LLC, Managing Director, Portfolio Manager and Equity Analyst, September 2005 - January 2006.

James M. Atwood (46)	Chief Compliance Officer	Since 2011	Director, Foreside Compliance Services, LLC, 2007 – present; personal sabbatical, 2004 - 2007; Attorney, Pierce Atwood (law firm) , 2001-2004.

The Board has concluded that, based on each Trustee's experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Trustees, each Trustee should serve as a Trustee of the Board. Among the attributes common to all Trustees is their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the Manager, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustee. A Trustee's ability to perform his or her duties effectively may have been attained through the Trustee's educational background or professional training; business, consulting, public service or academic positions; experience from service as a board member of the Fund, other investment funds, public companies, or non-profit entities or other organizations; and/or other life experiences. Also, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee that led the Board to conclude that he or she should serve as a Trustee.

Trustee	Experience, Qualifications and Skills
Gerald W. Wheeler

Mr. Wheeler has been a Trustee since the Trust’s inception. In addition, he has over 14 years of executive and business experience in the asset management industry. Mr. Wheeler has an extensive background in compliance and legal matters for investment companies and has served as general counsel and chief compliance officer for asset management firms.

David G. Chrencik

Mr. Chrencik has served as a Trustee since the Trust’s inception. Mr. Chrencik spent over 35 years at PricewaterhouseCoopers , including 26 years as a partner, and will serve as the “audit committee financial expert” for the Fund. Mr. Chrencik has spent most of his career as an accountant and served many investment companies in that capacity. Mr. Chrencik now serves as the head of finance for an alternative energy company.

Roger Hartley

Mr. Hartley has served as a Trustee since the Trust’s inception. Mr. Hartley has over 29 years of experience in the financial services industry, and particularly with respect to the asset management sector. During his career, Mr. Hartley has advised many asset management companies and has also served in a senior executive position with an asset management firm. He has corporate governance experience serving on the board of an asset management firm.

Guy Talarico

Mr. Talarico has served as a Trustee since the Trust’s inception. He has served as the Chief Executive Officer of Alaric Compliance Services LLC, a full service compliance consulting firm since December of 2005. Prior to this role he was the Co-CEO of EOS Compliance Services, LLC from June 2004 to December 2005. Mr. Talarico’ s 25 years of experience in the financial services industry includes: serving as Chief Compliance Officer to various mutual funds, and investment advisors registered with the SEC and the NFA since October of 2004; the management of a $45 billion asset management and services group at JP Morgan Chase; client management of SEC-registered advisers within the Institutional Custody Division of Investors Bank & Trust Company; development of an outsourced SEC regulatory compliance program for registered advisers; and legal compliance support. Mr. Talarico also served three terms in the New Jersey State Assembly and sponsored numerous laws, including regulatory reforms in the insurance and banking industries.

Share Ownership

     As of December 31, 2010, no Trustee owned shares of the Fund. Trustees of the Fund are eligible to purchase Institutional Shares of the Fund.

     As of December 31, 2010, the Trustees and officers of the Fund then in office as a group owned an aggregate of less than 1% of the outstanding shares of the Fund. As of December 31, 2010, none of the non-interested Trustees of the Fund then in office or their immediate family members owned beneficially or of record any securities of affiliates of the Manager, the Distributor, or any person directly or indirectly controlling, controlled by, or under common control with the Manager or the Distributor.

     As of January 24, 2011, del Rey Global Investors, LLC, the Manager, is deemed a control person of the Fund by virtue of its direct ownership of 100% of the Fund’s outstanding shares.

Compensation of Trustees

     Each Trustee who is a non-interested Trustee will be paid $5,000 plus reimbursement of expenses for the Fund’s organizational Board meeting that occurred on January 14, 2011. Each non-interested Trustee will be paid $5,000 for, and reimbursed for expenses in connection with, each Board meeting attended in-person until the Fund holds its next in-person meeting, which is expected to occur on or about March 23, 2011. At the next in-person meeting, the Trustees intend to revisit and determine the annual compensation and the provision of any other benefits for the non-interested Trustees from or after the next quarterly in-person meeting.

Name	Annual Compensation from the Fund (1)	Estimated Annual Benefits Upon Retirement (2)	Aggregate Compensation from the Fund
Interested Trustees
Gerald W. Wheeler (3)	None	None	N/A
Non-Interested Trustees
David G. Chrencik	*	None	*
Roger Hartley	*	None	*
Guy Talarico	*	None	*

(1)     The Trust is newly organized, and the amounts listed are estimated for the fiscal year ended October 31, 2011. For a discussion of the independent trustees’ compensation, see above.

(2)     The Trust does not currently have a profit-sharing or retirement plan, and trustees do not receive any pension or retirement benefits, but may adopt one in the future.

(3)     Mr. Wheeler is employed and paid by, and may be compensated through his ownership interests in, del Rey Global Investors, LLC.

* As noted above, the Trustees intend to revisit and determine the annual compensation and the provision of any other benefits for the non-interested Trustees at the next quarterly in-person meeting.

The Trust also compensates James M. Atwood for his services as its Chief Compliance Officer indirectly pursuant to an agreement with Foreside Fund Services, LLC, his employer.